Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Neurosurgeon in Celebration, Fla. Performs World’s First Deep Brain Stimulation
using Mazor Robotics Renaissance™ to Treat Parkinson’s Disease

ORLANDO, Fla., September 3, 2013 – On Monday, August 19, Nizam Razack, MD, JD performed the world’s first deep brain stimulation (DBS) using Mazor Robotics Renaissance Guidance System at Celebration Health hospital. Dr. Razack performed the same procedure on two more patients with positive results.

DBS is a procedure to surgically implant a small battery-operated medical device called a neurostimulator to deliver electrical stimulation to targeted areas in the brain that control movement. This blocks the abnormal nerve signals that cause the debilitating neurological symptoms of Parkinson’s disease and Essential tremor, such as trembling and slowed movement.

Utilizing Renaissance’s proprietary pre-operative planning software, surgeons can determine the optimal trajectory for implanting the electrodes beforehand and use the guidance unit to execute the implantation with precision. In Dr. Razack’s cases, Alpha Omega’s microdrive, NeuroDrive™, was used in conjunction with Renaissance to carefully position the electrode in the right area of the brain.

Some 30,000 people with Parkinson's have undergone DBS, according to the Parkinson's Disease Foundation, and Progress in Brain Research states that there are 8,000 to 10,000 new cases each year worldwide.

“Mazor Robotics Renaissance increases guidance accuracy during the procedure and adds an extra element of safety for patients undergoing this major operation,” said Dr. Razack. “The technology also allows for less time in the operating room.  I’ve performed over a thousand DBS procedures and I was eager to be a part of introducing this revolutionary technology into the neurosurgical field.”

Renaissance has also been utilized successfully in 36 brain biopsy procedures in Germany. This could be a major application for Mazor Robotics technology as there are 180,000 new diagnoses of brain tumors each year, according to US News and World Report.

Mazor Robotics plans a wider commercial launch for the brain application in early 2014, and to showcase the application at the American Association of Neurological Surgeons (AANS) meeting in April 2014.

Renaissance is currently being used in spine procedures at 54 institutions worldwide and thousands of cases have been performed from minimally-invasive one-level fusions to complex deformity reconstructions. When compared to traditional freehand spine surgery, clinical studies have shown an increased accuracy rate of over 98 percent with Mazor Robotics technology.

Mazor Robotics (TASE: MZOR; NASDAQCM: MZOR) is dedicated to the development of innovative surgical guidance systems and complementary products that provide a safer environment for patients, surgeons, and operating room staff. For more information, please visit www.mazorrobotics.com.

 Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. For example, forward-looking statements are used in this press release, when we discuss our anticipation of the launch plan of our Brain application and its impact on growth opportunity for us. These statements are only predictions based on Mazor's current expectations and projections about future events.  There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC).  For more details, refer to Mazor's SEC filings and the amendments thereto, including its Registration Statement on Form 20-F filed on May 10, 2013 and its Current Reports on Form 6-K. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

Contact: Stephani Newman
Marketing Communications Manager
Mazor Robotics, Inc.
S.Newman@MazorRobotics-US.com
(407) 591-3461